Center Bancorp, Inc.
2455 Morris Avenue
Union, New Jersey 07083

March 20, 2007

Christina Chalk, Esq.
Special Counsel
Office of Mergers and Acquisitions
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Center Bancorp, Inc.
DEFA14 filed on March 12, 2007
PRE 14A filed February 27, 2007
DEFA14A filed February 5, 2007
DEFA14A filed February 2, 2007
SEC File No. 0-15491

Dear Ms. Chalk:

Center Bancorp, Inc. (the “Company”) is in receipt of your letter to the Company’s counsel dated March 15, 2007. The Company has set forth below the SEC comments verbatim, followed by the Company’s responses.

PRE 14A filed February 27, 2007

General

1. SEC Comment: Please fill in the blanks throughout the proxy statement, including the blank for the record date, which we understand has now been set.

Company Response: The Company has filled in all of the blanks. The Company has left brackets around share numbers that can only be finalized at the close of business on the record date.

2. SEC Comment: Add a section to the proxy statement summarizing any prior contacts between the Company and members of the Committee or its representatives.

Company Response: After a reference to the 13D filings made by Mr. Seidman and his colleagues, the Company has added a cross reference to a section of the proxy statement entitled “Nominating Committee Matters - Contacts With a Dissident Shareholder Group”. Under that caption, the Company has added a description of contacts with Mr. Seidman and his colleagues. In general, the list of contacts is consistent with the list presented by Mr. Seidman in a filing which he made on March 14, 2007.

Cover Page

3. SEC Comment: List the names of all participants in this solicitation, as defined in Instruction 3 to Item 4 of Schedule 14A, on the cover page of the proxy statement.

Company Response: In the first paragraph on the cover page (that is, the page following the notice of meeting), the Company has identified the participants as the Company and each member of the Board.

4. SEC Comment: Revise to indicate that shareholders may also revoke a proxy granted to you by submitting a later-dated proxy to the Committee.

Company Response: The Company has added the following statement::

“If you submit a white proxy card voting in favor of one or more individuals nominated by the dissident shareholder group, you may revoke that proxy by submitting a later-dated blue proxy card voting in favor of the Board’s nominees. Likewise, if you submit a blue proxy card voting in favor of the Board’s nominees, you may revoke that proxy by submitting a later-dated white proxy card voting in favor of the individuals nominated by the dissident shareholder group.”

Employment Agreements

5. SEC Comment: Item 5(b) of Schedule 14A requires you to describe any substantial interest of any participant in this solicitation. As you are aware, “participant” is defined in Instruction 3 to Item 4 of Schedule 14A to include any director. Therefore, as to each of your directors, quantify the amount of cash and other benefits (if any) such director would receive if Mr. Seidman’s solicitation is successful. In this regard, we note the figures listed on page 18; clarify whether those would become or might become due if Mr. Seidman’s nominees are elected to the Board. Your revised disclosure should address such [matters] as (i) what constitutes “good reason” which would permit resignation of the officer/director as it relates to this proxy contest?; (ii) how many members made up the Company’s board when each employment agreement was entered into, and thus what constitutes a “change in control” as defined in such agreements?

Company Response: John Davis is the only member of the Board who has an employment agreement. His employment agreement was amended and restated as of January 1, 2007, at which time each of the 14 current members of the Board were on the Board. His amended and restated employment agreement defines “good reason” as “a resignation by the Employee within 180 days after (i) a materially adverse change in the Employee’s duties as an officer of the Bank and the Company or the Employee’s title as an officer of the Bank and the Company, (ii) a material breach of this Agreement by the Bank or the Company, (iii) the consummation of an acquisition by a third party of a majority of the voting capital stock of the Company or the Bank or substantially all of the assets of the Company or the Bank or (iv) a change in the composition of the Board of Directors of the Company such that the “Continuing Directors” (as defined herein) no longer constitute a majority of the Board”. Under Mr. Davis’ amended and restated employment agreement, the term “Continuing Director” is defined as “(i) each current member of the Company’s Board of Directors and (ii) each person who is hereinafter first nominated to such Board by unanimous vote of the persons who then constitute Continuing Directors”. Thus, if Mr. Seidman and his colleagues were successful in their proxy contest and were to replace three current members of the Board, there would be 11 Continuing Directors on the Board, representing a majority of the Board. Clause (iv) above would not be triggered and, accordingly, “good reason” would not exist solely as a result of the election of Mr. Seidman and his colleagues to the Board.

Mr. Seidman has publicly stated his opposition to Mr. Davis. If the dissident shareholder group were successful in its proxy contest and were subsequently able to convince the Board to take any of the actions described in clauses (i) or (ii) of the definition of “good reason”, then the Company would be exposed to a potential claim by Mr. Davis for severance.

The Company has added the following disclosures in order to convey the information set forth above:

(a) We have clarified that the election of Mr. Seidman and his colleagues would not constitute “good reason”. The proxy statement states that a Change in Control Event” (and hence “good reason”) would exist in the event of a “change in the composition of our Board of Directors such that the members of our Board as of January 1, 2007, together with individuals nominated to our Board by unanimous vote of the members of our Board as of January 1, 2007, no longer constitute a majority of the members of our Board”. We have also added the following disclosure: “If those three individuals [i.e., Mr. Seidman and his colleagues] were elected to the Board in place of three current members of the Board, that action, in and of itself, would not constitute a Change in Control Event and thus would not, in and of itself, constitute “good reason” under Mr. Davis’ employment agreement.”

(b) We have explained that subsequent actions could give rise to a “good reason” termination by stating the following: “However, if subsequent to such election, there were to occur a material adverse change in Mr. Davis’ duties or title or a material breach of the employment agreement, Mr. Davis then would be in a position to resign for “good reason”.

6. SEC Comment: We note that changes to the named officers’ employment agreements were adopted recently. Briefly describe the reasons for these amendments, including the reasons for their timing.

Company Response: In the Compensation Disclosure and Analysis section of the proxy statement, we had included (in the initial filing) a statement to the following effect: “During 2006, our Compensation Committee undertook a review of Mr. Davis’ employment agreement and the employment agreements of our senior vice presidents.” We have modified this disclosure to read as follows: “In 2004, our Compensation Committee concluded that it would be appropriate, on a periodic basis, to evaluate the renewal status of the employment agreements of our senior executive officers. In performing that analysis in 2006, and mindful of the expanded executive compensation disclosure requirements implemented by the SEC during 2006, our Compensation Committee undertook a thorough review of Mr. Davis’ employment agreement and the employment agreements of our senior vice presidents during the fourth quarter of 2006 and the first quarter of 2007.”

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Please be advised that the Company acknowledges that:

•	It is responsible for the adequacy and accuracy of the disclosure in its filing;

•	Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not asset staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions regarding the foregoing, please call Peter H. Ehrenberg at 973-597-2350 or Laura R. Kuntz at 973-597-2398. Thank you.

Very truly yours

CENTER BANCORP, INC.

By:	/s/ Anthony C. Weagley,
Anthony C. Weagley,
Chief Financial Officer

cc: Peter H. Ehrenberg, Esq.
Laura R. Kuntz, Esq.